Exhibit 99.1

Hydro One seeks approval from the Ontario Energy Board to build the Northeast Power Line and the Longwood to Lakeshore Transmission Line

Once built, the lines will support local industry, agri-business and a strong and self-reliant economy

TORONTO, May 19, 2026 – Today, Hydro One Networks Inc. (Hydro One) announced it has filed two leave-to-construct applications with the Ontario Energy Board (OEB) to seek approval to build the Northeast Power Line and the Longwood to Lakeshore Transmission Line.

The Northeast Power Line is a single-circuit 500-kilovolt (kV) transmission line between Hanmer Transformer Station (TS) in Greater Sudbury, and Mississagi TS near Wharncliffe. This critical infrastructure is expected to reinforce the transmission system’s transfer capability between northeast and northwest Ontario by approximately 900 megawatts (MW). Construction of the approximately $1.8-billion transmission line is planned to be completed in 2029.

The Longwood to Lakeshore Transmission Line is a single-circuit 500-kV transmission line between Longwood TS in the Municipality of Strathroy-Caradoc and Lakeshore TS in the Municipality of Lakeshore. The approximately $1.2-billion investment is anticipated to bring about 550 MW of electricity to the region, to support local jobs and the agri-business and manufacturing sector in southwest Ontario. It’s expected to be completed in 2030.

Through Hydro One’s First Nation Equity Partnership Model, proximate First Nations will have the opportunity to invest in a 50 per cent equity stake in the transmission line component of each project. Together, Hydro One and the proximate First Nations will continue to collaborate on the planning, development and construction of the lines.

“Electricity demand in Ontario is increasing. These lines are part of one of the largest transmission line infrastructure investment portfolios in Canada that we are advancing together with First Nations,” said Ryan Docherty, Executive Vice President, Capital Portfolio Delivery, Hydro One. “Hydro One’s success is tied to Ontario’s success. Together, we are helping build a stronger and more self-reliant economy that advances local priorities, supports good jobs and drives economic growth, while continuing to deliver value for the people of Ontario.”

Filing a leave-to-construct application under Section 92 of the Ontario Energy Board Act, 1998 is required for electricity transmitters in Ontario to obtain approval from the OEB to construct, expand or reinforce the transmission system. The application includes details on the project’s route, design, timing and cost.

For information on the projects, visit the Northeast Power Line webpage and the Longwood to Lakeshore Transmission Line webpage.

Hydro One Limited (TSX: H)

Hydro One Limited, through its wholly-owned subsidiaries, is Ontario’s largest electricity transmission and distribution provider with 1.5 million valued customers, $39.7 billion in assets as at December 31, 2025, and annual revenues in 2025 of $9 billion.

Our team of 9,600 skilled and dedicated employees proudly build and maintain a safe and reliable electricity system which is essential to supporting strong and successful communities. In 2025, Hydro One invested $3.4 billion in its transmission and distribution networks, and supported the economy through buying $3.0 billion of goods and services.

We are committed to the communities where we live and work through community investment, sustainability and diversity initiatives.

Hydro One Limited’s common shares are listed on the TSX and certain of Hydro One Inc.’s medium term notes are listed on the NYSE. Additional information can be accessed at www.hydroone.com/, www.sedarplus.com or www.sec.gov.

For More Information

For more information about everything Hydro One, please visit www.hydroone.com where you can find additional information including links to securities filings, historical financial reports, and information about the Company’s governance practices, corporate social responsibility, customer solutions and further information about its business.

Forward-looking statements and information:

This press release may contain “forward-looking information” within the meaning of applicable Canadian securities laws and “forward-looking statements” within the meaning of applicable U.S. securities laws (collectively, “forward-looking information”). Statements containing forward-looking information are made pursuant to the “safe harbour” provisions of applicable Canadian and U.S. securities laws. Words such as “expect”, “anticipate”, “intend”, “attempt”, “may”, “plan”, “will”, “can”, “believe”, “seek”, “estimate”, and variations of such words and similar expressions are intended to identify such forward-looking information. These statements are not guarantees of future performance or actions and involve assumptions and risks and uncertainties that are difficult to predict. Therefore, actual outcomes and results may differ materially from what is expressed, implied or forecasted in such forward-looking information. Some of the factors that could cause actual results or outcomes to differ materially from the results expressed, implied or forecasted by such forward-looking information, including some of the assumptions used in making such statements, are discussed more fully in Hydro One’s filings with the securities regulatory authorities in Canada, which are available on SEDAR+ at www.sedarplus.com. Hydro One does not intend, and it disclaims any obligation, to update any forward-looking information, except as required by law.